# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sixth Street Lending Partners, CIK 0001925309
CUSIP: 000000000
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 2100 MCKINNEY AVENUE, SUITE 1500, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000762152

## Reporting persons
- STATE OF MICHIGAN RETIREMENT SYSTEM: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Michigan (MI); sole voting power 11,058,000; shared voting power 0; sole dispositive power 11,058,000; shared dispositive power 0; aggregate amount beneficially owned 11,058,000 (8% of the class)

## Item 1. Issuer
Name of issuer: Sixth Street Lending Partners
Address of issuer's principal executive offices: 2100 MCKINNEY AVENUE, SUITE 1500, DALLAS, TEXAS, 75201

## Item 2. Person Filing
Name of person filing: State of Michigan Retirement System
Address of principal business office or, if none, residence: 2501 Coolidge Road Suite 400 East Lansing, MI 48823
Citizenship: Michigan, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 11,058,000
Percent of class: 7.952
Sole power to vote or to direct the vote: 11,058,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,058,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The security was acquired by the State of Michigan Retirement System (the SMRS). The Michigan Department of Treasury, Bureau of Investments is delegated as the investment fiduciary of the SMRS. See Executive Organization Act of 1965, 1965 PA 380, MCL 16.191, and MCL 38.1176. Investments are made in accordance with the parameters and limitations set forth in the Public Employee Retirement System Investment Act, 1965 PA 314, MCL 38.1132 et seq; MCL 16.191 and also in accordance with the Investment Policy Statement for the State of Michigan Retirement System, last revised November 27, 2018.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- STATE OF MICHIGAN RETIREMENT SYSTEM: Jeannette J. Brya, Chief Compliance Officer (01/24/2025)